

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

VIA U.S. MAIL

Robin Lee
Chief Executive Officer
China Resources Development Inc.
c/o SSC Mandarin Investment Group Limited
1402 China Resources Building
26 Harbour Road, Wanchai
Hong Kong

> **Re:** **China Resources Development Inc.**
> **Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-171727**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely by section name and by page number where in the marked version of the amendment responsive disclosure to each numbered comment and each point may be found.

3.   You leave blanks throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please supply the omitted information, using brackets if necessary to identify information that is subject to change.

4.   Revise the cover page of the Form S-1 to provide the name and address of your agent in the United States authorized to receive notice, as Schedule A requires. Similarly, provide the signature of your authorized representative in the United States that Instruction 1 to Signatures, Form S-1, requires.

5.   Disclose whether any of your officers or directors resides in the United States.

6.   Provide all the disclosure, including any appropriate risk factors, that Item 101(g) of Regulation S-K requires, or explain to us why you do not believe the disclosure would be required in your circumstances.

7.   Please advise us regarding the status of your search for an underwriter. Also provide us with your basis for (i) for disclosing the underwriting discount and (ii) stating that the offering will be made on a firm-commitment basis, in each case without having named a representative of the underwriters.

8.   Inform us when the amount of compensation allowable or payable to the underwriter has received clearance by the FINRA. Prior to requesting accelerated effectiveness, be sure to provide us with a copy of the FINRA no objections letter.

9.   Revise to emphasize to the reader that despite the the offering size of $75,000,000, due to the 93.3% provision, the company might end up with only a net equity investment of $5,000,000, which could substantially limit your options regarding business acquisitions. Explicitly state why you chose that vote provision and net equity threshold, and, if true, make clear that this could result in a target company or companies with a collective fair market value of only $4,000,000.

10.   Similarly, please add expanded disclosure following the information you currently set forth starting at page 77 to clarify the extent to which the changes from the traditional blank check model are designed to or have the effect of ensuring completion of the transaction or minimizing the ability of public shareholders to affect whether or not a particular merger is completed. Compare the material terms of your offering with the terms found in more conventional special purpose acquisition offerings.

11.   It appears that six of your nine officers and directors had similar roles with China Mining Resources, which was also a SPAC filed on Form S-1. That filing never progressed to effectiveness or a closing. That proposed transaction shares a number of similarities with the current offering. For example, the last version of the prospectus cover page indicated in part as follows:

> Although our efforts in identifying prospective target businesses will not be limited to particular industry or country, we expect to focus on businesses located in or serving the [PRC] that are engaged primarily in the mineral mining industry and related industries.

Revise the prospectus to place proper emphasis on this abandoned prior offering and the similarities it shares with the current offering, including the roles played (and to be played in the current offering) by the six individuals and affiliated entities and consultants. We note, for example, that you do not mention China Mining Resources' parallel business plan in the sketch you provide for Mr. Lee at page 81 and references to his affiliation with that offering elsewhere in the prospectus. We may have additional comments.

12.   We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please expand your disclosure to indicate whether you will seek shareholder approval to extend the 24-month time period if you have not consummated a business combination within such period.

13.   With your next amendment, please provide the exhibits your currently omit, including for example your bylaws, charter, legality opinion, tax opinion, and form of underwriting agreement. This will expedite our review and provide you with sufficient time to respond to potential staff comments.

14.   Obtain and provide to us an opinion from counsel to support the legality under Cayman Islands law of management voting the "Excess Shares" in the manner you describe at page 67 under "Voting Restrictions."

Table of Contents, page i

15.   Please ensure that your table of contents is complete and accurate. For example, we note that you have not included an entry for your "Taxation" section.

Prospectus Summary, page 1

The Offering, page 4

16.   Clarify in necessary detail here or elsewhere how you intend to search for potential business combinations. For example, describe the likely role to be played by your directors, officers, affiliates, and private third party firms. In each case, disclose whether any finder's or similar fees will be paid in connection therewith. In this regard, we note your disclosure at page 92.

17.   Explain to us in necessary detail how potential purchases by you or affiliates prior to consummation the proposed acquisition(s) will comply with the tender offer rules, and also discuss how you will ensure compliance with Regulation M. Also clarify whether some purchases may be at a premium to the initial offering price. Among other things, we note the disclosure at page 68 that "it is intended that repurchases will comply…." We may have additional comments.

18.   We note your disclosure at page 5 suggesting that you are not registering the issuance of shares underlying the warrants. Please reconcile this with your disclosure under your Calculation of Registration Fee Table.

19.   We note your disclosure at page 15 that Robin Lee has contractually agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced by certain third party claims, except if there is a waiver agreement. Please disclose whether you currently have any waiver agreements and, if so, from whom they have been obtained. Also, please disclose the steps you have taken to determine whether Mr. Lee has sufficient funds to cover potential claims. In addition, file as an exhibit the agreement between you and Mr. Lee that memorializes the aforementioned arrangement.

Risk Factors, page 19

General

20.   Eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while," or "however." Similarly, state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language.

21.   Eliminate generic risk factors that would apply to any new company, and ensure that your risk factors are brief and tailored to your particular facts. Also, if risks would only apply

to your original (private) investors, consider whether they belong in this prospectus. For example, it is unclear to whom the "An investment in this offering" at page 34 would apply under the circumstances, and the preceding risk factor applies to any newly public company.

Proposed Business, page 57

Competitive Advantages, page 58

22.   It does not appear appropriate under the circumstances to refer to your "competitive advantages." Please revise accordingly, or explain to us why you believe it is appropriate.

23.   We note your discussion of management's deal sourcing capabilities. Please revise to specifically identify any affiliates of management (in addition to GSPL and SSCM) that will play a role in finding targets for business combinations, including any fees that you will pay in respect thereof.

Management, page 81

Directors and Executive Officers, page 81

24.   We note your disclosure relating to China Mining Resources Holdings Limited. Disclose in necessary detail each individual's participation and affiliation with other SPACs, as well as the status of any such SPACs.

25.   With a view toward disclosure, advise us of the number of full time employees of GSPI.

Special Advisor, page 84

26.   Please revise your disclosure to clarify whether you have entered into an agreement with Mr. Worrall. If so, please file the agreement with your next amendment.

Conflicts of Interest, page 86

27.   We note your disclosure that "[n]one of your officers and directors are required to commit their full time" to you. We further note your disclosure in your risk factor at page 24 that you "presently expect each of [y]our employees to devote such amount of time as they reasonably believe is necessary to [y]our business." Please revise your disclosure here and in your risk factor to quantify the amount of time you expect your employees to devote to you.

Underwriting, page 110

28.   We note your disclosure at page 5 that the insiders "have agreed that the insider warrants will not be sold or transferred by them (except to certain permitted transferees) until after [you] have completed an initial business combination." Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in lock-up or other similar agreements and, if so, please provide the basis for not filing such agreements as exhibits.

Financial Statements

General

29.   We note that you have presented audited financial statements as of January 6, 2011 and for the period from the date of your inception (i.e., December 6, 2010) to January 6, 2011. However, because you have identified December 31 as your fiscal year-end, it appears that audited financial statements as of December 31, 2010 should have been provided in your filing. Please advise. Refer to Rule 3-01 of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-2

30.   File an opinion of counsel relating to the tax matters described under "Taxation" and under "Risk Factors," or explain why you do not believe one would be required. Refer to Item 601(b)(8) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Graubard Miller
        (212) 818-8881 (fax)